UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: December 11, 2023

CBD Life Sciences, Inc.

(Exact name of issuer as specified in its charter)

Nevada

State or other jurisdiction of incorporation or organization

20-5118532

(I.R.S. Employer Identification No.)

10953 N. Frank Lloyd Boulevard, Suite 108, Scottsdale, Arizona 85259

(Full mailing address of principal executive offices)

(480) 209-1720

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock.

EXPLANATORY NOTE

This Current Report on Form 1-U is filed by CBD Life Sciences, Inc., a Nevada corporation (the “Company”), in light of the following:

•	It came to the attention of the Board of Directors that the books and records of the Company did not contain copies of certain documents relating to historical actions (the “Missing Records”) involving the Company and certain of its past executive officers and directors.

•	The Company’s Board of Directors believed it to be in the best interests of the Company and its shareholders that each of the corporate actions that relate to the Missing Records be deemed to be a “Corporate Act,” as that term is defined in Section 78.0296 Nevada Revised Statutes (the “NRS”).

•	The Company’s Board of Directors determined that NRS Section 78.0296, in toto, provides a statutory framework by which Corporate Acts may be “cured.”

•	After this determination, the Company’s Board of Directors and the Company’s majority shareholder, acting by a joint written consent with the specific intent to ratify and affirm certain Corporate Acts of the Company in accordance with, and pursuant to, NRS Section 78.0296.

•	It is the intention of the Company’s Board of Directors that the voluntary filing of this Current Report on Form 8-K will serve to “codify” the ratification action taken pursuant to NRS Section 78.0296.

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Item 7. Departure of Certain Officers.

Background. On December 11, 2023, the Board of Directors (the “Board”) of CBD Life Sciences, Inc., a Nevada corporation (the “Company”), and Lisa Nelson, the Company’s Chief Executive Officer, Director and the holder of a majority of the voting power of the Company’s capital stock (the “Majority Consenting Shareholder”), acting together by written consent (the “Joint Written Consent”), ratified and affirmed certain past corporate actions the documentation for which does not appear in the books and records of the Company and were, thus, deemed by the Board and the Majority Consenting Shareholder to be a “Corporate Act,” for purposes of Section 78.0296 of the Nevada Revised Statutes (NRS). The Joint Written Consent was taken pursuant to the provisions of NRS Section 78.0296, which, in toto, provides a statutory framework by which “Corporate Acts” may be “cured.”

Reason for the Joint Written Action. In connection with the Company’s filing of a Corporate Action (reverse split) with FINRA, the FINRA staff has indicated that the Joint Written Action may not be sufficient to satisfy its requests for signed copies of the appointments of certain former officers and directors, during which time the Company has never been subject to the filing requirements of the Securities Exchange Act of 1934.

This Current Report is filed by the Company in order to “codify” the appointments of officers and directors that, pursuant to the Joint Written Action and in accordance with the provisions of NRS Section 78.0296, became valid corporation actions of the Company under the laws of the State of Nevada, the state of domicile of the Company. Thus, the subject appointments were made in compliance with the NRS, for all purposes.

Appointment of Officers and Directors Pursuant to Joint Written Consent. The appointments of certain past officers and directors of the Company were ratified by the Joint Written Action. The relevant parts of the Joint Written Action are reproduced below:

“Ratification Pursuant to Section 78.0296 of the NRS

WHEREAS, it has come to the attention of the Board of Directors and the Majority Consenting Shareholder that the books and records of the Corporation do not contain copies of certain documents relating to historical actions (the “Missing Records”) involving the Corporation and certain of its past executive officers and directors; and

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WHEREAS, the Board of Directors and the Majority Consenting Shareholder believe it is the best interests of the Corporation and its shareholders that each of the corporate actions that relate to the Missing Records be deemed to be a “Corporate Act,” as that term is defined in Section 78.0296 Nevada Revised Statutes (the “NRS”); and

WHEREAS, Section 78.0296, in toto, provides a statutory framework by which Corporate Acts may be “cured”; and

WHEREAS, this Joint Written Consent is made with the specific intent to ratify and affirm certain Corporate Acts of the Corporation in accordance with, and pursuant to, Section 78.0296 of the NRS.

NOW, THEREFORE, IT IS

RESOLVED, that the Board of Directors hereby recognizes each of the following as a Corporate Act, for purposes of Section 78.0296 of the NRS:

Description of Corporate Act	Putative Date of Corporate Act
The Appointment of Doug Mann as Director The Corporation is not in possession of records relating to the appointment of Mr. Mann’s appointment as Director.	December 26, 2007
The Appointment of Richard Smith as Director The Corporation is not in possession of records relating to the appointment of Mr. Smith’s appointment as Director.	January 14, 2013
The Appointment of Andrew McLaughlin as Director The Corporation is not in possession of records relating to the appointment of Mr. McLaughlin’s appointment as Director.	January 14, 2013
The Appointment of Douglas A. Binenti as Director The Corporation is not in possession of records relating to the appointment of Mr. Binenti’s appointment as Director.	September 17, 2019
The Appointment of Michael T. Rutherford as Director The Corporation is not in possession of records relating to the appointment of Mr. Rutherford’s appointment as Director.	September 17, 2019
The Appointment of George R. Rutherford as Director The Corporation is not in possession of records relating to the appointment of Mr. Rutherford’s appointment as Director.	September 17, 2019
The Appointment of Lisa Nelson as Director The Corporation is not in possession of records relating to the appointment of Mrs. Nelson’s appointment as Director.	January 19, 2019
The Appointment of Vicki Martinez as Director The Corporation is not in possession of records relating to the appointment of Ms. Martinez’s appointment as Director.	January 19, 2019
The Appointment of Mercedes Strum as Director The Corporation is not in possession of records relating to the appointment of Ms. Strum’s appointment as Director.	January 19, 2019

The Appointment of Doug Mann as President, Chief Executive Officer

The Corporation is not in possession of records relating to the appointment of Mr. Mann’s appointment as President and Chief Executive Officer.

December 26, 2007

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The Appointment of Richard Smith as Secretary and Treasurer The Corporation is not in possession of records relating to the appointment of Mr. Smith’s appointment as Secretary and Treasurer.	January 14, 2013

The Appointment of Andrew McLaughlin as President, Chief Executive Officer, Secretary, Treasurer

The Corporation is not in possession of records relating to the appointment of Mr. McLaughlin’s appointment as President, Chief Executive Officer, Secretary and Treasurer.

January 14, 2013, January 11, 2013, December 31, 2014, and December 31, 2014, respectively
The Appointment of Lisa Nelson as President The Corporation is not in possession of records relating to the appointment of Mrs. Nelson’s appointment as President.	January 10, 2017

The Appointment of George Rutherford as President, Chief Executive Officer, Secretary, Treasurer

The Corporation is not in possession of records relating to the appointment of Mr. Rutherford’s appointment as President, Chief Executive Officer, Secretary and Treasurer.

August 15, 2017, September 17, 2018, September 26, 2017, and September 26, 2017, respectively
The Appointment of Douglas A. Binenti as Chief Technology Officer The Corporation is not in possession of records relating to the appointment of Mr. Binenti’s appointment as Chief Technology Officer.	August 15, 2017

The Appointment of Lisa Nelson as President, Chief Executive Officer, Secretary and Treasurer

The Corporation is not in possession of records relating to the appointment of Mrs. Nelson’s appointment as President, Chief Executive Officer, Secretary and Treasurer.

January 8, 2019
The Appointment of Mercedes Strum as Treasurer The Corporation is not in possession of records relating to the appointment of Ms. Strum’s appointment as Treasurer.	January 8, 2019

The Appointment of Brianna Nelson as Chief Product Developer, Secretary and Director

The Corporation is not in possession of records relating to the appointment of Ms. Nelson’s appointment as Chief Product Developer, Secretary and Director.

June 17, 2019

The Appointment of Matthew McGee as Chief Marketing Officer

The Corporation is not in possession of records relating to the appointment of Mr. McGee’s appointment as Chief Marketing Officer and Director.

June 3, 2021

RESOLVED FURTHER, that the Board of Directors and the Majority Consenting Shareholder do hereby ratify and affirm the Corporate Acts described in the foregoing resolutions as valid acts of the Corporation with full force and effect as of the date on which each such Corporate Act in fact occurred.

RESOLVED FURTHER, that the officers of the Corporation be and they hereby are authorized and directed to deliver a notice of the ratification (the “Ratification Notice”) of the Corporate Acts to the holders of the Corporation’s capital stock, in accordance with Section 78.0296 of the NRS; and

RESOLVED FURTHER, that the officers of the Corporation be and they hereby are authorized and directed to sign such documents on behalf of the Corporation and to take such other actions as may be necessary to effectuate the foregoing resolutions.”

Finally, the Joint Written Action served to assure that each of the ratified corporate actions is considered to have been done in compliance with the provisions of the NRS.

Item 9. Other Events.

The information set forth in Item 7. Departure of Certain Officers is incorporated by reference into this Item 9.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBD LIFE SCIENCES, INC.

Dated: January 8, 2024	By:	/s/ Lisa Nelson
Lisa Nelson CEO

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